

Mail Stop 4561

August 28, 2007

Brian E. Cote
Chief Financial Officer
Downey Financial Corp.
3501 Jamboree Road
Newport Beach, California 92660

> **Re:** **Downey Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007**
> **File No. 1-13578**

Dear Mr. Cote:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 81

1.   We note you classify proceeds from sales of mortgage-backed securities
        (resulting from the securitization of loans held-for-sale) as operating cash flows.
        We also note you carry the mortgage-backed securities as available-for-sale at fair
        value. Please tell us why you believe cash flows related to the sales of these
        securities are more appropriately classified as operating, rather than investing
        cash flows. Refer to paragraph 15 of SFAS 95.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Available-for-Sale, page 84

2.   We note your disclosure on page 5 that you may exchange loans you originate for
        sale with government-sponsored agencies for mortgage-backed securities
        collateralized by these loans and that you carry the mortgage-backed securities as
        available-for-sale at fair value. We also note the securities are sold to a third-
        party, usually the same day of the exchange. Paragraph 6 of SFAS 65 requires a
        mortgage banking enterprise to classify as trading any retained mortgage-backed
        securities that it commits to sell before or during the securitization process.
        Please tell us how your policy complies with the applicable accounting guidance.

Loans Held for Investment, page 85

3.   Please tell us and revise your future filings to disclose your accounting policy as it
        relates to transfers from loans held for sale to loans held for investment.

Exhibits 31.1 & 31.2

Section 302 Certifications

4.   In future filings, please exclude the words "annual" and "quarterly" from
        paragraphs 2, 3 and 4 of your certifications and reference only the "report" on
        Form 10-K or Form 10-Q. The certifications should be in the exact form as set
        forth in Item 601(b) (31) of Regulation S-X, except as otherwise indicated in
        Commission statements or staff interpretations.

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Brian E. Cote
Downey Financial Corp.
August 28, 2007
Page 3 of 3

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you any questions.

Sincerely,

Sharon Blume
Reviewing Accountant